Sino Gas International Holdings, Inc.

No. 18 Zhong Guan Cun Dong St.

Haidian District, Beijing 100083, PRC

July 3, 2014

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Sino Gas International Holdings, Inc.

Amendment No. 3 to Schedule 13E-3

File No. 005-81992

Filed June 23, 2014 respectively

Amendment No. 2 to Preliminary Proxy Statement on

Schedule 14A

File No. 000-51364

Filed June 23, 2014

Schedule 13D/A

Filed by Eloten Group Ltd. and Liu Yuchuan

File No. 005-81992

Filed December 9, 2013

Dear Ms. Duru:

On behalf of Sino Gas International Holdings, Inc. (“we”, or “us”), we hereby submit this correspondence in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 27, 2014 (the “Letter”), with respect to our going private transaction by certain filing persons on Schedule 13E-3 filed on April 28, 2014, the Amendment No. 1 and the Amendment No. 2 thereto (together, the “Schedule 13E-3”), our preliminary proxy statement on Schedule 14A filed on April 28, 2014, the Amendment No. 1 thereto (the “Preliminary Proxy Statement”), as well as the Schedule 13D/A filed by Eloten Group Ltd. And Mr. Yuchuan Liu on December 9, 2013 (the “Schedule 13D/A”). For the convenience of the Staff, the comments from the Letter have been reproduced in italicized type herein. Please note the written acknowledgement by each of the Company and the other filing persons as requested by the Staff is attached as Exhibit A hereto.

Schedule 13D/A filed December 9, 2013

1. We note your response to comment 1 of our letter dated June 13, 2014. You conclude that the provisions of Section 2(b) do not confer beneficial ownership to the MS Affiliates of shares beneficially owned by Mr. Liu. Please expand your analysis to address each of the restrictions outlined in subparagraphs (i) –(iv) of Section 2(b). Please specifically address why you believe beneficial ownership is not conferred given the restrictions placed on Mr. Liu’s share ownership as outlined in Section 2(b) and Section 8 of the Consortium Agreement, which prohibits waiver or modification of any provision of the letter agreement absent the written consent of the parties to the agreement. We may have further comment.

Response:

As we have noted in our previous responses, we do not believe that any of the provisions of the Consortium Agreement confer beneficial ownership on the affiliates of Morgan Stanley Private Equity Asia ("MS Affiliates"). The restrictions in Sections 2(b) and 8 of the Consortium Agreement do not confer the power, whether legally or practically, to dispose or vote or direct the disposition or voting of the Company shares owned by Mr. Liu. As the Staff has stated in its CDI 105.06, the mere agreement by a shareholder regarding one of the matters covered in Exchange Act Rule 13d-3 does not grant beneficial ownership to the other party to the agreement. The Staff has stated that something more is required, such as "confer[ring] the power to vote securities pursuant to a bona fide irrevocable proxy," before beneficial ownership is established. The Staff recognition of that distinction—between the power inherent in holding a proxy respected by the issuer of the relevant securities, on the one hand, and merely having a contractual agreement in respect of securities that remain entirely under the control of the holder thereof, on the other hand—is, in our view, entirely consistent with our conclusion that the MS Affiliates have not acquired beneficial ownership of Mr. Liu's Company shares as a result of the Consortium Agreement.

In considering each of the restrictions included in Section 2(b)(i)-(iv) there are none that give the MS Affiliates voting or disposition power over any Company shares. No provision in the Consortium Agreement grants the MS Affiliates the power to direct Mr. Liu to sell or transfer his Company shares. The provisions in Section 2(b)(i)-(iv) do contractually restrict Mr. Liu from taking certain actions with regard to the Company shares he owns. But those restrictions do not on their own or coupled with any other applicable fact or circumstance give the MS Affiliates the power to direct Mr. Liu to take those actions or the power to refrain Mr. Liu from taking any of those actions. If Mr. Liu was to take an action restricted by the provisions in Section 2(b)(i)-(iv), the MS Affiliates would have only a breach of contract claim, not any self-enforcing power to preclude his action; they would not have the power pursuant to the terms of the Consortium Agreement or otherwise to override Mr. Liu's decision. Although additional agreements or facts (not present here) could have given rise to such power. If, for instance, the Consortium Agreement required that Mr. Liu's Company shares be held in escrow during the pendency of the Consortium Agreement and that the MS Affiliates would have to consent to the release of the shares from escrow before Mr. Liu could take any of the actions covered in Section 2(b)(i)-(iv), then we may have instead concluded that the MS Affiliates would be deemed to have the additional powers the staff stated would be required to confer beneficial ownership. However, absent such additional agreements or acts, the MS Affiliates do not have the additional powers that the guidance in CDI 105.06 stated were necessary to confer beneficial ownership.

Again, we are not aware of any SEC or staff guidance or views of market participants that would differ with our analysis of this matter. Indeed, we do not believe investment banks that are commonly parties to lock up agreements that are executed in connection with initial public offerings take the view that the provisions of those agreements—which include provisions similar the ones contained in Sections 2(b) and 8—confer beneficial ownership over the locked-up shares to the banks.

Schedule 13e-3/A and Preliminary Proxy Statement, as amended

2. It does not appear that comment 8 of our June 13, 2014 letter was specifically addressed in your response letter, although the disclosure in the proxy statement appears to have been revised. Please advise.

Response:

Comment 8 of the Staff’s June 13, 2014 letter requested, in the alternative, that we provide support for what the Staff characterized as an implied assertion that there are requirements under the law that would mandate a good faith deposit in these circumstances, or that we remove the statement and clarify that there are no legal requirements and if true, no customary business practice that we are aware of that would require a deposit of this amount.

Upon reading Comment 8, we assumed that Comment 8 was prompted by the presence of the phrase “any strict requirement of the law” in the disclosure contained on page 32 of Amendment 1 to the Schedule 14A which stated: “[t]hat $10 million amount was not due to any strict requirement of the law and the special committee had not performed any study of market practice with respect to deposits, or sought any advice from any third party advisor with respect to the same”. Based upon that assumption, we concluded that the Staff was of the view that the phrase “strict requirement” implied that there are legal requirements, but not strictly legal requirements, that would mandate a good faith deposit under the circumstances stated in those disclosures.

As the Staff points out in its June 27, 2014 letter, we did revise the disclosure on page 32 of the proxy statement regarding the circumstances pertaining to the deposit request. Those revisions, which state that the request for a $10 million deposit “was not due to any requirement of the law, or any business practice of which the special committee is aware,” were made in order to conform with, and in response to, the second alternative request made by the Staff.

If you have any further questions or comments, please contact our outside counsel, Jiannan Zhang, Esq., Ph.D., Cadwalader, Wickersham & Taft LLP, 2301 China Central Place, Tower 2, No. 79 Jianguo Road, Beijing 100025, China, +86 (10) 6599-7270 (Direct Phone), +86 (10) 6599-7300 (Main Fax), Jiannan.Zhang@cwt.com.

Sincerely, /s/ Yuchuan Liu Yuchuan Liu Chief Executive Officer

Exhibit A

Each of the undersigned hereby acknowledges that:

•	the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: July 3, 2014

SINO GAS INTERNATIONAL HOLDINGS, INC.

By:	/s/ ROBERT I. ADLER
Name: ROBERT I. ADLER
Title: Chairman of the Special Committee

HARMONY GAS HOLDINGS LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director

PROSPERITY GAS HOLDINGS LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director

MERGER SUB GAS HOLDINGS INC.

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director

YUCHUAN LIU

/s/ YUCHUAN LIU

ELOTEN GROUP LTD.

By:	/s/ YUCHUAN LIU
Name: YUCHUAN LIU
Title: Director

ZHONGYU GAS HOLDINGS LIMITED

By:	/s/ LUI SIU KEUNG
Name: LUI SIU KEUNG
Title: Join Managing Director

MORGAN STANLEY PRIVATE EQUITY ASIA IV, L.L.C.

By:	Morgan Stanley Private Equity Asia IV, Inc., its Managing Member

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA IV, L.P.

By:	Morgan Stanley Private Equity Asia IV, L.L.C., its General Partner
By:	Morgan Stanley Private Equity Asia IV, Inc., its Managing Member

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Vice President

MORGAN STANLEY PRIVATE EQUITY ASIA IV HOLDINGS LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Alternate Director to Alan K. Jones

MSPEA GAS HOLDINGS LIMITED

By:	/s/ SAMANTHA JENNIFER COOPER
Name: SAMANTHA JENNIFER COOPER
Title: Director